March 28, 2011

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Connecticut Bancorp, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171913

Dear Mr. Lyon:

On behalf of First Connecticut Bancorp, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on January 28, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated February 24, 2011.  To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.

Form S-1 filed January 28, 2011

Summary

1.
Under the appropriate subheading in the summary, please set out the fact that nonperforming loans have been increasing at a significantly greater rate than total assets and total loans since 2005 and give your understanding of the underlying reasons for this situation.  Provide the same information with respect to the decline in year end income since 2005.  Note also for your MD&A section.

Response to Comment No. 1:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 8 where we have indicated that our nonperforming loans have increased and our year-end income has decreased over the last five year period.  We have also noted this on page 38 of our MD&A.

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

2.	In conjunction with other financial performance information in the summary, please disclose the $3 million provision since the end of the third quarter, described in your risk factor section.

Response to Comment No. 2:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 8 where we have added disclosure regarding our specific reserve allocation of $4.9 million for a $4.9 million nonperforming resort (timeshare) loan at December 31, 2010.

Our Business

3.	We note your entire senior management group was replaced in 2009. Please explain why this occurred.

Response to Comment No. 3:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 7.  We have indicated that the change in our senior management was due to planned retirements of our former President/CEO and Chief Financial Officer.

4.
We note your current focus on commercial lending.  Please disclose the percentage increase in lending overall and the percentage increase in commercial lending.  Please also give the percentage of commercial lending to all lending and discuss how this has actually declined since 2005.  Our concern is that while you have added commercial lending staff and focus, this does not appear to have materially affected your portfolio.  Please explain this situation.

Response to Comment No. 4:

Please see the revised disclosure under the subheading “Our Business” in the Summary section of the Amended Registration Statement beginning on page 8 and on page 38 of our MD&A. We have included the requested percentages regarding increases in overall lending and commercial lending.  Please note that our commercial lending portfolio includes commercial real estate, commercial and construction loans and timeshare loans. Based on this, our commercial lending has actually increased $104.7 million, or 20.0% from December 31, 2009 to December 31, 2010. This compares to an increase in total loans during the period of December 31, 2009 to December 31, 2010 of $122.0 million, or 11.6%. We have also noted that the growth in our commercial loan portfolio has been driven partly by growth in our timeshare portfolio which we plan to exit.  By exiting this line of business, we will be able to dedicate more resources to focus these categories as compared to our overall loan portfolio has occurred due to an increase in home equity loans, our purchase of residential loans as an investment and increased capital constraints.

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

We have further indicated that commercial loans, commercial real estate loans and construction loans have decreased as a percentage of total loans over the past five year period as result of an increase in home equity loans, our purchase of residential real estate loans as an investment, stricter underwriting standards (which results in turning down certain loans and capital constraints, as well as general economic factors experienced over the past few years.

Our Market Area

5.
Please revise to provide summary disclosure as to the economic health of your market area and provide more detailed information in the body of the text on page 83 as to population size, expected growth rate and the reason for this, average income, change in home sales and prices, foreclosures or other similar indicators you feel are important to understanding your market.  We note your first risk factor where you say that your real estate market and local economy have deteriorated, as well as the related information in the appraisal report.

Response to Comment No. 5:

Please see the revised disclosure under the subheading “Our Market Area” in the Summary section of the Amended Registration Statement beginning on page 9. Also please see the revised disclosure under the subheading “Market Area” in the Business of Farmington Bank section of the Amended Registration Statement beginning on page 56.  We have included various economic indicators in these sections regarding the economic health of our market area, including population size, median household income, unemployment rates, job growth, median housing values and housing starts.

How We Determined the Offering Range

6.
Given your disclosure on page 14 regarding the three measures used to analyze an issuer’s stock, please explain why your board of directors did not consider any one valuation approach to be more important than any other.

Response to Comment No. 6:

We have noted page 13 of the Amended Registration Statement that the appraisal submitted by RP Financial did not give more importance to any one valuation approach and, therefore, our board of directors did not give more weight to any one valuation method but concluded that the ranges represented the appropriate balance of approaches in establishing our valuation.

Stock Benefit Plans

7.
We note that if you implement the stock benefit plans more than 12 months after completion of the offering, you will not be subject to “most” of the limitations described.  Please revise to specifically indicate which limitations you will not be subject to.  We also note that you have not determined when the plans will be implemented.  Revise to disclose your current intentions (i.e. before or after12 months following completion of the offering).

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Response to Comment No. 7:

Please see the revised disclosure on page 15 in the Amended Registration Statement.  We have indicated we will not be subject to any of the limitations described if we implement our stock benefit plans more than 12 months after the offering and that it is currently our expectation that our stock benefit plans will not be implemented until more than 12 months after the offering subject to shareholder approval.

Risk Factors

8.
Many of your risk factors are generic.  Revise this section so that the risk factors presented specifically relate to you.  Provide quantification where possible.  Eliminate any risk factors that could apply to any registrant.

Response to Comment No. 8:

Please see the revised “Risk Factors” section beginning on page 21 of the Amended Registration Statement.  The risk factors have been revised as requested in Comment 8.

Forward-Looking Statements

9.	Tell us how you concluded that you are able to rely on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995

Response to Comment No. 9:

Please see the “Forward-Looking Statements” section on page 29 of the Amended Registration Statement.  The reference to the Private Securities Litigation Reform Act of 1995 has been removed.

Origination, Purchasing and Servicing of Loans

10.
Here or under other heading, please expand to describe your sale and purchase practices, or the lack thereof, for each type of lending, including the business reasons for this activity.  For example, explain the “strategic reasons” for selling loans, referenced in the first line, particularly since you are also purchasing loans.  Please also disclose the intended levels of this activity and any material impact of current economic and business conditions.

Response to Comment No. 10:

Please see the revised disclosure beginning on page 66 of the Amended Registration Statement.  Information has been provided as requested in Comment 10.

11.           Please consider the need to include summary disclosure about this activity.

Response to Comment No. 11:

We do not believe that summary disclosure regarding our sale and purchase practices is necessary.  This practice is not a significant part of our business.

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Business of Farmington Bank
Non-performing Assets

12.
We note that your coverage ratio of the allowance for loan losses to non-performing loans and impaired loans decreased significantly during 2009 and 2010.  As of September 30, 2010 your allowance for loan losses covered only 87% of your nonperforming loans and 65% of your impaired loans, compared to 110% of your nonperforming loans and 100% of impaired loans at December 31, 2009 and 163% of your nonperforming loans and 100% of your impaired loans at December 31, 2008.  Please tell us and revise to disclose the following:

●	Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans and impaired loans;
●	Disclose your charge-off policy for each type of loan and whether you revised these policies;
●	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;
●
Clearly describe how partial charge-offs on non-performing or impaired loans impact the coverage ratio and other credit loss statistics and trends.  Please quantify the amount of non-performing and impaired loans for which you have recorded partial charged-offs; and

●
To the extent you have a significant amount of impaired loans with no valuation allowance for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Response to Comment No. 12:

Please see the revised disclosure under the subheading “Schedule for Allowance for Loan Losses” beginning on page 75 of the prospectus included in the Amended Registration Statement.

13.
We note your disclosure that you reduced the interest rate on residential mortgage loans during the periods presented that were not considered troubled debt restructurings.  Please explain your rationale for not classifying these modifications as TDRs.  In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

Response to Comment No. 13:

Please see the revised disclosure on page 72 under the subheading “Troubled debt restructurings” of the prospectus included in the Amended Registration Statement.

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Supervision and Regulation

14.
You may not qualify this discussion by reference to the actual laws and regulations.  Revise to eliminate the qualification and indicate that all material information is discussed.  Make similar revisions to page 177 as well.

Response to Comment No. 14:

We have removed the qualifications as indicated that all material information is discussed as requested in Comment 14.

Compensation Discussion and Analysis

15.	Please provide the information for five individuals or provide us with a detailed analysis of why you are not required

Response to Comment No. 15:

Please see the revised disclosure on page 95 of the prospectus included in the Amended Registration Statement.  We have indicated the five officers for which information is provided in our “Compensation Discussion and Analysis” section.

Annual Incentive Compensation Plan

16.	Please revise to quantify the performance goals.

Response to Comment No. 16:

Please see the revised disclosure on beginning on page 100 of the prospectus included in the Amended Registration Statement.  We have revised the disclosure regarding our Annual Incentive Compensation Plan to include a quantification of the performance goals for our executive officers under this plan.

General - Accounting

17.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response to Comment No. 17:

We have provided the required updates in accordance with Rule 3-12 of Regulation S-X as noted in Comment 17.  We have also attached an updated consent from our independent accountant as Exhibit 23.2 to the Amended Registration Statement.

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Report of Independent Registered Public Accounting Firm

18.	Please revise to file a signed audit report as required by Rule 2-02 of Regulation S-X, including the city and state where issued

Response to Comment No. 18:

We have included a signed audit report as required by Rule 2-02 of Regulation S-X, including the city and state where issued.

Notes to Consolidated Financial Statements
Note 3.  Fair Value Measurements

19.
We note your disclosure on page F-20 concerning appraisals.  Please tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent on loans.  If this policy varies by loan type please disclose that also.  Further, please describe in detail the adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response to Comment No. 19:

Please see the revised disclosure beginning on page F-22 of the prospectus included in the Amended Registration Statement.  The disclosure has been revised as requested in Comment 19.

Note 4.  Investment Securities

20.	Please tell us and revise to disclose the following concerning your pooled trust preferred equity securities.

●	Discuss key characteristics of the pooled trust preferred equity securities and compare/contrast to pooled trust preferred debt securities;
●
Tell us how you determined that these securities were Level 2 assets under ASC 820-10 and the specific quoted prices, or observable inputs, that you relied upon to determine your fair value measurement;

●
Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities for each reporting period during fiscal 2010 and as of December 31, 2009.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment;

●
Reconcile the fact that you did not record an impairment charge related to this security to the disclosure on page 59 that, “management believes that this pooled trust preferred equity security represents a credit related other-than-temporary impairment as of September 30, 2010.”

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Response to Comment No. 20:

Please see the revised disclosure on page F-23 of the prospectus included in the Amended Registration Statement.  The disclosure has been revised as requested in Comment 20. Please note that the disclosure has been revised to indicate that are trust preferred holdings are not pooled securities.

Exhibits

21.	We note that you have omitted certain exhibits or other attachments from some of the exhibits to the registration statement. Refile those exhibits in their entirety with your next amendment

Response to Comment No. 21:

All previously omitted exhibits or other attachments have been filed with the Amended Registration Statement as requested in Comment 21.

22.	Please file all missing exhibits with your next amendment.

Response to Comment No. 22:

All previously missing exhibits have been filed with the Amended Registration Statement as requested in Comment 22.

Exhibit 5.1

23.	Please revise to delete the last sentence of the second paragraph, the phrase “as of the date hereof” in the third paragraph, and the last sentence of the fifth paragraph.

Response to Comment No. 23:

We have revised Exhibit 5.1 to delete the phrase “as of the date hereof” as requested in Comment 23.

*****

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope.  If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.

Very truly yours,

Hinckley, Allen & Snyder LLP

/s/ William W. Bouton

William W. Bouton, III

Mr. David Lyon
U.S. Securities and Exchange Commission
March 28, 2011

Enclosures

cc:           Michael Seaman, U.S. Securities and Exchange Commission
David Irving, U.S. Securities and Exchange Commission
Marc Thomas, U.S. Securities and Exchange Commission
John J. Patrick, Jr., Farmington Bank
Gregory A. White, Farmington Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
Kent Krudys, Luse Gorman Pomerenk & Schick, P.C.
Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.
Keith Olsen, PricewaterhouseCoopers
Kara Williams, PricewaterhouseCoopers
William Pommering, RP Financial, LC.
Gregory Dunn, RP Financial, LC.